Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

telephone: (212) 318-3000	facsimile: (212) 318-3400

October 12, 2010

VIA EDGAR

Lauren Nguyen
Attorney-Advisor
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Republic Airways Holdings Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Amendment No. 1 to Definitive Proxy Statement on Schedule 14A
Filed May 5, 2010
File No. 000-49697

Dear Ms. Nguyen:

On behalf of the Company, set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated September 24, 2010 to Bryan K. Bedford.  For the Staff’s convenience, each of the Staff’s comments is set forth below, followed by the Company’s response.

Amendment No. I to Definitive Proxy Statement on Schedule 14A

Corporate Governance, page 12

Committees of the Board of Directors, page 12

1.	Please confirm that in future filings you will disclose whether, and if so how, you consider diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Response:

The Company will comply with this comment in future filings.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

October 12, 2010

Executive Compensation, page 17

Role of the Compensation Committee and Management, page 18

2
We note your disclosure on pages 18 and 20 that your management reviews compensation levels of similarly situated peer companies when considering its recommendations regarding the annual incentive compensation of your named executive officers and that your compensation committee considers the compensation level of similarly situated executives at your peer companies when determining each named executive officer's base salary. It appears that you benchmark against similarly situated peer companies when considering your executive compensation levels for your executive officers. Please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which your compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:

The Company will comply with this comment in future filings.

The Company has informed us that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3388 or Laura Grossman at (212) 318-3237.

Very truly yours, /s/ Gregg J. Berman Gregg J. Berman

cc:           Bryan K. Bedford